UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer
Date: November 17, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the Third Quarter 2009 and Raises Full Year Guidance
Beijing, November 17, 2009 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the third quarter ended September 30, 2009.
Third Quarter 2009 Financial and Operating Highlights
•	Net revenues in the third quarter of 2009 increased to $40.2 million, up 45.2 % from $27.7 million in the third quarter of 2008.

•	Operating income in the third quarter of 2009 was $6.0 million, up 39.2% from the third quarter of 2008.

•	Net income in the third quarter of 2009 was $5.8 million, up 32.8% from $4.3 million in the year-ago period. Non-GAAP net income(1) was $7.1 million, up 44.3% from $4.9 million a year ago.

•	Diluted earnings per share (“EPS”) were $0.14 in the third quarter, up from $0.11 in the third quarter of 2008. Non-GAAP diluted EPS(1) was $0.17 in the third quarter, up from $0.12 in the third quarter of 2008.

•	Employees totaled 7,516, including 6,771 billable professionals, as of September 30, 2009.
“We are pleased that VanceInfo continued to deliver record high revenues and profit, despite the continued softness in global R&D and IT spending,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Business with our existing and newly added Chinese customers continued the robust growth momentum, while meaningful breakthroughs with several U.S. and European clients are positioning us for improved growth outlook in those markets. We are confident that we will conclude 2009 with solid success and begin 2010 with further growth opportunities.”

Third Quarter 2009 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the third quarter of 2009 and the third quarter of 2008 as in the following paragraphs.
Net Revenues
Net revenues were $40.2 million in the third quarter of 2009, up 45.2% from $27.7 million in the third quarter of 2008. The increase in net revenues was primarily due to continued expansion of the Company’s China business, partially offset by the softness in demand and pricing from the U.S. clients.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance, and quality assurance & testing service lines. Beginning this quarter, the Company has categorized a third business line, Other Solutions & Services, which consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions at this time. The Company has been providing limited BPO, SI and other solutions in the past, and the related revenues were grouped into other service lines due to the insignificant volume until the third quarter of this year. The net revenues for prior periods have been reclassified so as to conform with the current period presentations.
Net revenues from research and development services grew 41.9% compared with the third quarter of 2008 and accounted for 57.7% of the Company’s net revenues. Net revenues from applications development and maintenance were up 49.5% from the year-ago quarter. Net revenues from Other Solutions & Services increased significantly in the third quarter of 2009 due to certain call center business the Company acquired in Hong Kong in connection with the TP acquisition, which includes approximately $1.0 million of revenue for the establishment of a call center for a Hong Kong government agency.

	Three Months Ended		Three Months Ended
	September 30, 2009		September 30, 2008
	(in thousands, except percentages)

R&D Outsourcing Services

Research & development services	$23,184	57.7%	$16,340	59.0%

Globalization & localization	1,508	3.8%	1,157	4.2%

IT Services

Enterprise solutions	5,023	12.5%	3,961	14.3%

Application development & maintenance	6,766	16.8%	4,525	16.4%

Quality assurance & testing	1,677	4.2%	1,596	5.8%

Other Solutions & Services	2,010	5.0%	92	0.3%

Total net revenues	$40,168	100.0%	$27,671	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, China has become the Company’s largest geographic market, accounting for $18.8 million or 46.7% of the net revenues in the third quarter of 2009, followed by 34.9% from clients headquartered in the United States, 12.9% in Europe and 5.2% in Japan. The continued increase in China business was driven by strong organic growth from existing Chinese clients and new customers gained in Hong Kong from the acquisition of TP Corporation.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 78.5% of the net revenues in the third quarter of 2009, while the United States accounted for 14.9% and Japan accounted for 5.4% in the same period.
Largest Clients
Revenues from the top five clients totaled 51.7% of net revenues in the quarter, compared to 54.1% in the third quarter of 2008. The decline in concentration was primarily due to the Company’s diversification of client base as well as lower revenue contribution from two of the top five customers due to price reductions and the soft demand from the U.S.

Gross Profit and Gross Margin
Gross profit in the third quarter of 2009 was $15.0 million, an increase of 37.8% from $10.9 million in the third quarter of 2008. Gross margin was 37.3% in the third quarter of 2009, compared to 39.3% in the third quarter of 2008. The margin decline reflects the one-time transitional effect associated with the Expedia account in this quarter, as previously disclosed, as well as the pricing pressure from a number of U.S. headquartered clients in 2009.
Operating Expenses
Selling, general and administrative expenses totaled $9.2 million in the third quarter of 2009, up 33.9% from $6.8 million a year ago.
Operating Income and Operating Margin
Operating income in the third quarter of 2009 was $6.0 million, up 39.2% from $4.3 million in the third quarter of 2008. Operating margin was 14.8% in the third quarter of 2009, compared to 15.5% in the third quarter of 2008. The margin decline was primarily attributable to the lower gross margin, partially offset by the enhanced operating leverage as the Company continues to grow in scale.
Provision for income taxes
The provision for income taxes was $0.5 million in the third quarter of 2009, compared to $0.6 million in the third quarter of 2008. The effective tax rate was 8.4% in the third quarter of 2009, reflecting the preferential tax rate of 7.5% for the Company’s main operating entity, which has been qualified as a High and New Technology Enterprise in China.
Net Income and EPS
Net income in the third quarter of 2009 was $5.8 million, up 32.8% from $4.3 million in the third quarter of 2008. Net margin was 14.3% in the third quarter of 2009, compared to 15.7% in the third quarter of 2008. Non-GAAP net income was $7.1 million, up 44.3% from $4.9 million a year ago. Non-GAAP net margin(1) was 17.6%, compared to 17.7% in the prior year period.
Diluted EPS was $0.14 in the third quarter of 2009, compared to $0.11 in the third quarter of 2008. Non-GAAP diluted EPS was $0.17 in the third quarter of 2009, compared to $0.12 in the third quarter of 2008.

Cash and Cash Flow
As of September 30, 2009, VanceInfo had cash and cash equivalents, term deposits and short-term investments totaling $83.3 million. Operating cash flow in the third quarter of 2009 was a net inflow of approximately $0.3 million. The lower cash flow was partly due to a negative operating cash flow during the third quarter by TP, which received large advanced customer payments prior to the acquisition. As a result, the acquisition produced a positive cash inflow from the investing activities since the cash balance of TP at the acquisition date was greater than our initial acquisition payment. Capital expenditure totaled $2.2 million in the quarter, partly attributable to leasehold improvements for the recent expansion of our offices in Shenzhen and Nanjing.
First Nine Months of 2009 Financial Results
Net Revenues
Net revenues in the first nine months of 2009 were $104.8 million, up 44.4% from $72.6 million in the first nine months of 2008.
Net Revenues by Service Lines

	Nine Months Ended		Nine Months Ended
	September 30, 2009		September 30, 2008
	(in thousands, except percentages)

R&D Outsourcing Services

Research & development services	$63,539	60.6%	$42,789	58.9%

Globalization & localization	3,742	3.6%	3,163	4.3%

IT Services

Enterprise solutions	10,285	9.8%	9,697	13.4%

Application development & maintenance	19,215	18.4%	12,129	16.7%

Quality assurance & testing	5,376	5.1%	4,691	6.5%

Other Solutions & Services	2,656	2.5%	120	0.2%

Total net revenues	$104,813	100.0%	$72,589	100.0%

Gross Profit and Gross Margin
Gross profit for the first nine months of 2009 was $39.6 million, an increase of 40.2% from $28.2 million in the same period of 2008. Gross margin was 37.8% for the first nine months of 2009, compared to 38.9% for the same period of 2008. The margin decline reflects the one-time transitional effect of the Expedia account in the third quarter 2009 as well as the pricing pressure from a number of U.S. headquartered clients in 2009.
Operating Expenses
Selling, general and administrative expenses were $24.7 million for the first nine months of 2009, up 34.5% from $18.3 million in the same period of 2008.
Operating Income and Operating Margin
Operating income for the first nine months of 2009 was $15.7 million, up 48.0% from $10.6 million in the prior year period. Operating margin was 15.0% in the first nine months of 2009, up 40 basis points from 14.6% in the year-ago period.
Net Income and EPS
Net income for the first nine months of 2009 was $14.8 million, up 36.7% from $10.9 million for the same period of 2008. Net margin was 14.2% in the first nine months of 2009, compared to 15.0% in the same period in 2008. Non-GAAP net income was $17.3 million for the first nine months of 2009, up 37.9% from $12.5 million a year ago. Non-GAAP net margin was 16.5%, compared to 17.2% in the first nine months of 2008.
Diluted EPS for the first nine months of 2009 was $0.36, up from $0.27 in the year-ago period. Non-GAAP diluted EPS was $0.42 for the first nine months of 2009, up from $0.31 for the first nine months of 2008.

Recent Development
Acquisition of Professional Team in Support of Leading Handset Manufacturer
On October 1, 2009, VanceInfo acquired a team of engineers from a China-based supplier which provides research and development services to a leading global handset manufacturer. Over 150 professionals joined VanceInfo in connection with the transaction. The acquisition enhances the Company’s capabilities in the smart phone area and further strengthens its position as one of the top suppliers to the existing client, which is consolidating service providers in an effort to achieve higher efficiency and service quality.
Outlook for the Full Year 2009
For the full year 2009, the Company has increased its guidance and expects to generate net revenues of at least $145 million in 2009, representing an increase of at least 41% from 2008. 2009 diluted EPS is expected to be at least $0.50 on a GAAP basis, based on 41.5 million total ADS-equivalent average shares outstanding. Excluding the share-based compensation and amortization of acquired intangible assets, diluted EPS is expected to be at least $0.57 on a non-GAAP basis.
Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Tuesday, November 17, 2009 (9:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Dial-in Number: + 1 800.299.7089

•	International Dial-in Number: +1 617.801.9714

•	Hong Kong Dial-in Number: +852 3002-1672
Passcode: Vanceinfo
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until November 25, 2009 at +1 888-286-8010 or +1 617-801-6888; passcode: 11672241.
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2008 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Full Year 2009” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of November 17, 2009, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and a non-recurring transitional cost in connection with the services to Expedia. The non-GAAP net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges and amortization of acquired intangible assets that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

(1)	Non-GAAP net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, and a non-recurring transitional loss associated with the Expedia account, as previously disclosed. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	September 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$49,728	$79,963
Term deposits	21,464	1,466
Short-term investments	12,135	—
Accounts receivable	52,354	36,827
Other current assets	6,777	3,369

Total current assets	142,458	121,625
Property and equipment, net	14,187	11,260
Goodwill and other intangible assets	31,989	19,695
Other long-term assets	3,233	2,871

Total assets	$191,867	$155,451

Liabilities and shareholders’ equity
Current liabilities	$28,837	$22,062
Other liabilities	9,184	1,886

Total liabilities	38,021	23,948
Shareholders’ equity (a)	153,846	131,503

Total liabilities and shareholders’ equity	$191,867	$155,451

Note:

(a)	As of September 30, 2009, there were 39,465,879 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008(a)	2009	2008(a)

Net revenues	$40,168	$27,671	$104,813	$72,589
Cost of revenues (b)	25,177	16,796	65,242	44,362

Gross profit	14,991	10,875	39,571	28,227

Selling, general and administrative expenses (b)	9,155	6,835	24,662	18,337
Other operating income	126	244	772	703

Income from operations	5,962	4,284	15,681	10,593

Interest income	281	487	665	1,694
Interest expenses	28	20	68	67
Exchange differences	47	171	(58)	262

Income before income taxes and earnings in equity investment	6,262	4,922	16,220	12,482
Provision for income taxes	531	588	1,406	1,616

Income before earnings in equity investment	5,731	4,334	14,814	10,866
Earnings in equity investment	25	—	35	—

Net income	$5,756	$4,334	$14,849	$10,866
Net (income)/loss attributable to noncontrolling interest	—	(3)	—	84

Net income attributable to VanceInfo Technologies Inc.	$5,756	$4,331	$14,849	$10,950

Earnings per share
Basic — ordinary shares	$0.15	$0.12	$0.39	$0.29
Diluted — ordinary shares	0.14	0.11	0.36	0.27

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	38,763	37,333	38,140	37,228
Diluted — ordinary shares	42,370	40,569	41,185	40,489

Notes:

(a)	Amount in relation to noncontrolling interest, formerly referenced to as minority interest, for the three months and nine months ended September 30, 2008 is reclassified in accordance with guidance issued by FASB regarding noncontrolling interests in consolidated financial statements, which was adopted by the Company on January 1, 2009.

(b)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $1,652 and $916 for the three months ended September 30, 2009 and 2008, respectively and $4,004 and $2,779 for the nine months ended September 30, 2009 and 2008, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended				Three Months Ended
	September 30, 2009				September 30, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$5,756	$1,305	(a)	$7,061	$4,334	$560	(c)	$4,894
Net margin	14.3%	3.3	%(a)	17.6%	15.7%	2.0	%(c)	17.7%
Diluted EPS	$0.14	$0.03	(e)	$0.17	$0.11	$0.01	(e)	$0.12

	Nine Months Ended				Nine Months Ended
	September 30, 2009				September 30, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Net income	$14,849	$2,411	(b)	$17,260	$10,866	$1,652	(d)	$12,518
Net margin	14.2%	2.3	%(b)	16.5%	15.0%	2.2	%(d)	17.2%
Diluted EPS	$0.36	$0.06	(e)	$0.42	$0.27	$0.04	(e)	$0.31

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $533, a one-time transitional cost of $332 associated with services to Expedia, and share-based compensation of $440 from operations of which $86 was reported in cost of revenues and $354 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $947, a one-time transitional cost of $332 associated with services to Expedia, share-based compensation of $1132 from operations of which $245 was reported in cost of revenues and $887 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $209 and share-based compensation of $351 from operations of which $74 was reported in cost of revenues and $277 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $612 and share-based compensation of $1,040 from operations of which $188 was reported in cost of revenues and $852 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(Unaudited)

	Year Ending December 31, 2009
	GAAP	Adjustments		Non-GAAP
	Estimate			Estimate

Diluted EPS (a)	$0.50	$0.07	(b)	$0.57

Notes:

(a)	Based on 41.5 million total ADS-equivalent average shares outstanding for the full year 2009.

(b)	Reflects estimated adjustment for a one-time transitional cost of $0.3 million in connection with the service to Expedia, acquisition related intangible assets amortization expense of approximately $1.5 million for the full year and share-based compensation expenses of approximately $1.5 million for the full year 2009.
For further information, please contact:
Melissa Ning
Senior Director, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com